January 31, 2019

Michael F. Carotenuto
Chief Financial Officer
CAMBRIDGE BANCORP
1336 Massachusetts Avenue
Cambridge, MA 02138

       Re: CAMBRIDGE BANCORP
           Registration Statement on Form S-4
           Filed January 22, 2019
           File No. 333-229324

Dear Mr. Carotenuto:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Livingston at 202-551-3448 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Financial
Services